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                              June 21, 2023

       Steven Cooper
       President and Chief Executive Officer
       TrueBlue, Inc.
       P.O. Box 2910
       1015 A Street
       Tacoma, WA 98402

                                                        Re: TrueBlue, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 25, 2022
                                                            Filed February 15,
2023
                                                            Form 8-K Filed
April 24, 2023
                                                            File No. 001-14543

       Dear Steven Cooper:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Filed April 24, 2023

       Exhibit 99.3
       Investor Roadshow Presentation, page 4

   1. We note your presentation of the non-GAAP measures, average return on equity and return on equity, on
pages 4 and 15 of this exhibit. Please revise your disclosure to also disclose the most
directly comparable GAAP measure. Please refer to the guidance in
                                                        Regulation G.
   2. We note your disclosure of the non-GAAP measure, EBITDA margin, on page 5 of this exhibit. Please revise
to also disclose the most directly comparable GAAP measure and provide a
reconciliation of this non-GAAP measure to the most comparable GAAP measure. Refer to the
guidance in Regulation G.
 Steven Cooper
TrueBlue, Inc.
June 21, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Angela Lumley at 202-551-3398 or Linda Cvrkel at 202-551-3813 if
you have questions.



FirstName LastNameSteven Cooper                           Sincerely,
Comapany NameTrueBlue, Inc.
                                                          Division of
Corporation Finance
June 21, 2023 Page 2                                      Office of Trade &
Services
FirstName LastName